Copa Holdings Announces Monthly Traffic Statistics for October 2011

PANAMA CITY, Nov. 7, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for October 2011:

Copa Holdings (Total System)	October	October	Change
	2011	2010	(%)
ASM (mm) (1)	1,187.4	983.2	20.8%
RPM (mm) (2)	878.7	765.9	14.7%
Load Factor (3)	74.0%	77.9%	-3.9p.p.
International Service
ASM (mm) (1)	1,118.7	878.5	27.3%
RPM (mm) (2)	826.6	680.9	21.4%
Load Factor (3)	73.9%	77.5%	-3.6p.p.
Domestic Service
ASM (mm) (1)	68.6	104.7	-34.5%
RPM (mm) (2)	52.1	85.1	-38.8%
Load Factor (3)	75.9%	81.2%	-5.4p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of October 2011, Copa Holdings' system-wide passenger traffic (RPM) increased 14.7%, while capacity increased 20.8%. System load factor for October 2011 was 74.0%, a 3.9 percentage point decline when compared to October 2010.

International passenger traffic grew 21.4%, while capacity increased 27.3%. This resulted in a load factor of 73.9%, a 3.6 percentage point decrease when compared to October 2010. For the month, International capacity represented 94.2% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 38.8%, while capacity decreased 34.5%. As a result, domestic load factor for the month decreased 5.4 percentage points to 75.9%. For the month, domestic capacity represented 5.8% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 54 destinations in 27 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 72 aircraft: 46 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, +1-507-304-2677